UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42299

SAMFINE CREATION HOLDINGS GROUP LIMITED
(Registrant’s Name)

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Change of Auditor

Effective on August 21, 2025, Samfine Creation Holdings Group Limited (the “Company”) appointed FundCertify CPA Professional Corporation (“FUNDCERTIFY”) as its independent registered public accounting firm, effective on the same day. FUNDCERTIFY replaces WWC, P.C. (“WWC”), the former independent registered public accounting firm, which the Company dismissed on August 21, 2025. The appointment of FUNDCERTIFY was made, after careful consideration by the Company and has been approved by the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through August 21, 2025, there were no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through August 21, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of FUNDCERTIFY, neither the Company, nor someone on behalf of the Company, has consulted FUNDCERTIFY regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that FUNDCERTIFY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibits

Exhibit No.	Description
16.1	Letter of WWC, P.C. to the U.S. Securities and Exchange Commission dated August 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Samfine Creation Holdings Group Limited

Date: August 21, 2025	By:	/s/ Wing Wah Cheng, Wayne
	Name:	Wing Wah Cheng, Wayne
	Title:	Chairman of the Board, Executive Director and Chief Executive Officer

2